BERKSHIRE HATHAWAY INC.

3555 FARNAM STREET

OMAHA, NEBRASKA 68131

TELEPHONE (402) 346-1400

FAX (402) 346-3375

April 14, 2017

Ms. Sharon M. Blume, Accounting Branch Chief

Office of Healthcare and Insurance

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Berkshire Hathaway Inc.
Form 10-K for the Fiscal Year Ended December 31, 2016, Filed February 24, 2017
Form 8-K dated February 25, 2017, Filed February 27, 2017
File No. 001-14905

Dear Ms. Blume:

The purpose of this letter is to respond to your letter dated March 15, 2017. To assist you in reviewing our response, we preceded our response with a copy (in bold type) of the point as stated in your letter.

Form 10-K for the Fiscal Year Ended December 31, 2016

Item 8. Financial Statements and Supplementary Data, page 63

1.	Please tell us why you believe it is appropriate to include “other” operations (apparently comprised of your Manufacturing, McLane Company and Service and Retailing operations) with your insurance operations in your balance sheets and statements of earnings. In this regard, we note that you separately provide balance sheet and statement of earnings information for what appears to be these operations in Mr. Buffett’s February 25, 2017 letter to shareholders on page 14 of your 2016 Annual Report. In your response, please tell us what is different between these “other” operations and your Railroad, Utilities and Energy and Finance and Financial Products operations to cause the latter two groups to be presented separately in your basic financial statements. Reference for us the authoritative literature you rely upon to support your presentation, including an analysis of the appropriate provisions of Articles 5 and 7 of Regulation S-X.

The presentations in the consolidated balance sheets and statements of earnings in Item 8 of Form 10-K reflect the significant industry diversification of our subsidiaries, which include significant businesses that fit into Articles 5 and 7 of Regulation S-X. Among these subsidiaries are insurance, regulated utilities and railroad, and finance and financial products businesses, which each possess unique characteristics. As a result, we developed a three-tiered approach for the balance sheet and statement of earnings presentations. We have used this tiered presentation for the past 10 years. We believe these presentations provide a more meaningful and informative communication of our financial position and results of operations than traditional aggregate presentations. Our presentations utilize line item descriptions from Articles 5 and 7 to the extent applicable and material. Additional discussion on the unique elements in each of the three tiers follows.

Ms. Sharon M. Blume, Accounting Branch Chief

Office of Healthcare and Insurance

United States Securities and Exchange Commission

Historically, the Insurance and Other businesses were weighted primarily to insurance, although that weighting has declined over the past decade, primarily due to business acquisitions. For instance, about 80% of the assets of our Insurance and Other businesses related to insurance operations at December 31, 2006 compared to about 60% at December 31, 2016. At December 31, 2016, insurance subsidiaries held approximately 90% of Insurance and Other business cash and investments. Such amount (approximately $206 billion) represented about 82% of insurance business assets. In addition, approximately 95% of our insurance business non-income tax liabilities were specifically identified in our balance sheet. Insurance businesses accounted for approximately 90% of Insurance and Other investment income and investment gains in 2016, and all underwriting-related revenues and expenses were specifically identified in the statements of earnings. Other businesses include manufacturing, service and retailing businesses, as well as the parent company. Except for the parent company, this group generally does not issue new debt.

The Railroad, Utilities and Energy businesses are regulated operations that possess material long-lived assets, and relatively significant levels of long-term debt to fund operations and capital expenditures. The debt of these entities is non-recourse to Berkshire and Berkshire regularly discloses that it does not guaranty and is not obligated to support the debt issued by the entities in this group. We believe these distinctions are important and justify the separate presentation in the consolidated balance sheets and statements of earnings.

The Finance and Financial Products businesses are currently concentrated in asset leasing (railcars, trailers and furniture) and manufactured housing (construction and financing). We view each of these business activities as possessing significant financing elements pertaining to sizable portfolios of assets held for lease and manufactured housing installment loans. This group includes a wholly-owned financing subsidiary that provides funding to support the leasing business and the lending activities of the manufactured housing business. We believe this distinction is important and justifies the separate presentation in the consolidated balance sheets and statements of earnings.

To summarize, we believe that our consolidated balance sheet and statement of earnings presentations are informative and reasonable given our significant diversification and the unique characteristics of certain of our businesses. We also believe our existing balance sheet and statement of earnings formats comply with Regulation S-X. Were more traditional presentations used, we would eliminate or combine several identical or similar captions, which would condense the presentations, but we believe would reduce transparency. We also believe that traditional presentations would result in no new line items presented compared to our current three-tier presentations.

Consolidated Balance Sheets, page 64

2.	Please tell us why it is appropriate to present your investments in U.S. Treasury Bills in a subtotal along with your cash and cash equivalents instead of classifying these investments as fixed maturity securities. Tell us how your presentation complies with Rules 7-03(a)1 and 7-03(a)2 of Regulation S-X and why you do not classify U.S. Treasury Bills as debt securities as defined in ASC 320-10-20. Reference for us the authoritative literature you relied upon to support your presentation.

U.S. Treasury Bills are highly liquid and in our view the safest alternative available for cash management purposes. The maximum maturity of U.S. Treasury Bills is 52 weeks and therefore these investments present minimal risk from interest rate changes.

Our balance sheet caption “U.S. Treasury Bills” includes U.S. Treasury Bills that were in excess of three months and within a year of maturity at the time of their acquisition. Accordingly, we believe these holdings meet the definition of short-term investments under Rule 7-03(a)1(g)—Short-term investments, as clarified by Note 4 to the Rule, which indicates that such investments mature within one year. In addition, Rule 7-03(a)1(a), as clarified by Note 2 to the Rule, indicates that fixed maturity securities have maturities beyond one year. Our presentation of such holdings as a separate line item also reflects the significant concentration of our holdings as of December 31, 2016, which we believe is meaningful and relevant to financial statement users.

Ms. Sharon M. Blume, Accounting Branch Chief

Office of Healthcare and Insurance

United States Securities and Exchange Commission

Consolidated Statements of Earnings, page 66

3.	Please tell us why you do not present sales revenues and service revenues on separate lines as stipulated in Rule 5-03(b)1 of Regulation S-X.

We concluded that service revenues were not significant in each period presented for purposes of separate disclosure in the consolidated statements of earnings. Rule 5-03(b) also provides that income under Rule 5-03(b)1, which is not more than 10% of the sum of the items may be combined with another class. Consolidated service revenues (including rental income) were less than 5% of gross revenues in each of the past three years. We intend to continue monitoring service revenue levels and, if significant, agree to present such amounts separately in the consolidated statement of earnings.

A summary of service revenues follows (dollars in millions):

	2016	2015	2014
Insurance and Other	$7,260	$6,273	$5,517
Finance and Financial Products (1)	3,240	3,053	2,907

Total service revenues	$10,500	$9,326	$8,424

Total revenues	$223,604	$210,943	$194,699

Percentage of service to total revenues	4.7%	4.4%	4.3%

(1) Includes rental income of equipment and furniture leasing businesses.

Notes to Consolidated Financial Statements

Note 5: Other investments, page 79

4.	Please tell us how you account for your warrants to purchase 700 million shares of Bank of America common stock and reference for us the authoritative literature you rely upon to support your accounting. In your response tell us the fair value and cost of the warrants depicted in the table on this page and how you determined each amount. Also reconcile the cost and fair value to the apparent $10.5 billion intrinsic value inherent in the warrants as disclosed in Mr. Buffett’s February 25, 2017 letter to shareholders on page 19 of your 2016 Annual Report and explain why the fair value of all your other investments is not at least $10.5 billion greater than their cost.

In 2011, we acquired Bank of America perpetual preferred stock with a liquidation value of $5 billion and common stock warrants to acquire 700 million shares of Bank of America common stock. The preferred stock is callable by Bank of America beginning in May 2019. The warrants expire in 2021. We may exercise the warrants by paying $5 billion in cash or we may use the preferred stock as consideration for the cost of the warrant shares. The warrants are legally detached from the preferred stock and are exercisable separately. The preferred stock may be called by Bank of America without affecting the warrants.

In determining the applicable accounting for the warrants, we evaluated their terms and conditions and concluded they were freestanding financial instruments for accounting purposes based on the definition in ASC 480-10. The warrants can only be settled by physical delivery of shares and cannot be effectively net settled. Accordingly, the warrants did not meet the definition of a derivative under ASC 815-10-15-83, as one of the three criteria in that definition, the ability to net settle the contract, was not met. Therefore, we concluded the warrants were equity securities and we applied the guidance in ASC 944-325, which provides that equity securities are carried at fair value with the unrealized gains and losses reflected in other comprehensive income.

Ms. Sharon M. Blume, Accounting Branch Chief

Office of Healthcare and Insurance

United States Securities and Exchange Commission

Since their acquisition, we have estimated the fair value of the warrants utilizing a warrant valuation model which has many of the same inputs as a call option valuation model. The warrant model also considers the potential dilution of the value of existing common stock upon exercising the warrants. As of December 31, 2016, the common stock to be received upon the exercise of the warrants represented about 6.5% of the outstanding shares of Bank of America common stock on a diluted basis. Further, under the terms of our related investment agreement with Bank of America, we cannot enter into hedging transactions with respect to either the warrants or the common shares issuable upon exercise. Our valuation model includes a valuation discount for these restrictions.

The intrinsic value referred to in the Chairman’s letter represents the fair value of the underlying common stock at December 31, 2016 reduced by the $5 billion exercise price. It does not include adjustments for potential stock price volatility, time value or certain other inputs used in the warrant valuation model.

The aggregate cost of the Bank of America investments was $5 billion, of which we allocated $4 billion to the preferred stock and $1 billion to the warrants based on our evaluation of the fair values at the acquisition date. At December 31, 2016, the estimated fair value of the warrants reflected in Note 5 to the consolidated financial statements was $9,597 million, which was $873 million less than the intrinsic value at December 31, 2016. The difference was primarily due to the impact of potential common stock price dilution upon exercise and valuation discount attributable to the contractual restrictions that prohibit us from entering into hedging transactions. As of December 31, 2016, the estimated fair value of the preferred stock was $4,862 million and, thus, the aggregate estimated fair value of the preferred stock and warrants was $14,459 million.

Note 14: Unpaid losses and loss adjustment expenses, page 86

5.	Please tell us the types of contracts included in each of your General Re, BHRG and BH Primary claims development tables and explain how you determined your disclosures do not obscure useful information by aggregating contracts that have significantly different characteristics. In addition, specifically address the following in your response:

•	Tell us why the General Re claims development table includes workers’ compensation coverage when the disclosure beginning on page 3 does not appear to indicate that General Re writes this coverage.

•	Confirm that the health reinsurance portion of General Re’s life/health reinsurance business is included in its claims development table and that the life portion is excluded. If this is not true, tell us why.

•	Tell us how workers’ compensation, medical professional and commercial auto coverages in your BH Primary table have similar characteristics.

Refer to ASC 944-40-50-4H.

Note 14 to the consolidated financial statements reflects a significant expansion of disclosures related to unpaid losses and loss adjustment expenses, and includes disaggregated accident year incurred and paid loss and allocated loss adjustment expenses (“ALAE”) information for certain business categories. The information in Note 14 relates to amounts reported in the consolidated balance sheets as losses and loss adjustment expenses and on amounts reported in the consolidated statements of earnings as insurance losses and loss adjustment expenses. The amounts reported under these captions derive from property and casualty insurance and reinsurance contracts.

Ms. Sharon M. Blume, Accounting Branch Chief

Office of Healthcare and Insurance

United States Securities and Exchange Commission

Our property and casualty insurance and reinsurance contracts include various lines of business or coverage, which are considered short-duration contracts under ASC 944. The caption “property and casualty” is consistent with the U.S. statutory reporting by property and casualty insurance companies and the format of the accident year data required by ASC 944-40-50 was based on schedules provided by U.S. property and casualty insurance companies to their regulators. In describing General Re’s business in Item 1 of Form 10-K, “property and casualty” was used merely to distinguish that business from life and health business. We consider workers’ compensation insurance as a form of casualty insurance.

In determining the level of disaggregated disclosures under ASC 944-40-50, we considered the guidance provided under ASC 944-40-55-9B and ASC 944-40-55-9C. The disaggregation of our business is consistent with our presentations for segment reporting in Note 23 to the consolidated financial statements, and with the presentations in Management’s Discussion and Analysis with respect to underwriting results and critical accounting policies regarding unpaid losses and loss adjustment expenses. In our view, maintaining consistency with segment and management’s discussion presentations was important, particularly in the first year of the new disclosure requirements.

We provided disaggregated disclosures for General Re and BHRG, as each was disclosed separately in our segment note. However, there is overlap between these groups relative to the types of business written, processes and management. General Re and BHRG are primarily engaged in reinsurance and the types of contracts are similar. BHRG and General Re reinsure property and casualty risks. Coverages are provided under excess-of-loss and quota-share contracts and the risks assumed can be on a facultative or treaty basis. Under certain contracts, the coverage can apply to multiple lines of business written by the ceding company, whether property, casualty or combined, and the ceding company may not report loss data by line of business consistently, if at all. Further, line of business classifications used in non-U.S. jurisdictions may not be consistent with those in the U.S. In those instances, we allocate losses to coverage based on internal estimates, which may be broadly limited to property or casualty.

As of December 31, 2016, General Re’s and BHRG’s net unpaid losses and ALAE were primarily attributable to casualty coverages. General Re’s net unpaid losses and ALAE attributable to casualty coverages were about 85% of its $14.0 billion total, while BHRG’s liabilities attributable to casualty coverages were about 55% of its $10.2 billion total. We recognize that property claims usually have a shorter claim-tail than casualty claims. However, in our judgment, further disaggregation by line of business or contract type would not be as meaningful or useful to financial statement users as our disclosed aggregate information in understanding the potential uncertainty in the timing and amount of General Re’s and BHRG’s cash flows arising from unpaid losses and loss adjustment expenses.

All claim liabilities arising from life and health insurance contracts were included in life, annuity and health insurance benefits in our consolidated balance sheets. Such amounts are not included in the disclosures in Note 14. Depending on a contract’s terms, health insurance can be either a long-duration or short-duration contract under ASC 944. General Re’s health insurance claim liabilities from short-duration contracts at December 31, 2016 were less than $350 million. We concluded such amounts were immaterial in relation to consolidated unpaid losses and loss adjustment expenses and did not include these liabilities in General Re’s claim development tables.

BH Primary operates a large number of distinct operations that offer a wide variety of insurance contracts primarily to commercial customers. At December 31, 2016, net unpaid losses and ALAE of such operations were approximately $10.2 billion or approximately 14% of our consolidated net unpaid losses and ALAE, including retroactive reinsurance. The most significant types of contracts relate to workers’ compensation, medical professional and other liability (general and commercial auto). At December 31, 2016, the largest component of BH Primary’s net liabilities was medical professional, which was $3.7 billion, representing approximately 35% of BH Primary’s total net unpaid losses and ALAE and approximately 5% of our consolidated net unpaid losses and ALAE, including retroactive reinsurance. Claim-tails can be long in all three categories of business cited. As a result, we concluded that as of December 31, 2016, further disaggregation would not be useful in understanding the potential uncertainty in the timing and amount of BH Primary’s cash flows arising from unpaid losses and loss adjustment expenses.

Ms. Sharon M. Blume, Accounting Branch Chief

Office of Healthcare and Insurance

United States Securities and Exchange Commission

6.	Please tell us why the net unpaid losses and allocated loss adjustment expenses for accident years before the oldest year presented in each of your claims development tables is unaudited. ASC 944-40-50-4B identifies all periods presented in the disclosure about claims development that precede the most recent reporting period as supplementary information. However, the aggregate remaining liability for unpaid losses and allocated loss adjustment expenses for accident years prior to the oldest year presented must be audited as it is necessary to reconcile the ending obligation in each claims development table to the liability on the ending balance sheet.

We did not believe ASC 944-40-50 was clear on this matter and, after consulting with our auditors, interpreted it to mean that the information that preceded the earliest year presented was supplemental. However, we acknowledge that net unpaid losses and ALAE was audited. We also acknowledge that net unpaid losses and ALAE derived from the cumulative accident year incurred and paid losses and ALAE were also audited. Therefore, the difference representing earlier accident years was audited. In future filings, net unpaid losses for accident years before the earliest year presented will not be described as unaudited supplemental information.

Form 8-K filed February 27, 2017

Exhibit 99.1 Earnings Release Dated February 25, 2017

7.	Please represent to us that you will revise future earnings releases furnished under Item 2.02 of Form 8-K to:

•	Reorder your non-GAAP reconciliation to start with net earnings attributable to Berkshire shareholders and reconcile to “operating earnings;” and

•	Separately present the income tax effect of your non-GAAP adjustments.

For more guidance, refer to Questions 102.10 and 102.11 of the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures revised on May 17, 2016.

We will revise future earnings releases to start with net earnings attributable to Berkshire shareholders and reconcile to operating earnings. We will separately present the income tax effect of non-GAAP adjustments.

Should you have any questions or further comments, please contact the undersigned at 402-978-5423.

Very truly yours,

BERKSHIRE HATHAWAY INC.

/s/ Marc D. Hamburg
By Marc D. Hamburg
Senior Vice President – Chief Financial Officer

cc:	Mark Brunhofer, Senior Staff Accountant
Daniel J. Jaksich, Vice President-Controller